INVESTMENT MANAGERS SERIES TRUST

OPERATING EXPENSES LIMITATION AGREEMENT

THIS OPERATING EXPENSES LIMITATION AGREEMENT (the “Agreement”) is effective as of September 13, 2011, by and between INVESTMENT MANAGERS SERIES TRUST, a Delaware statutory trust (the “Trust”), on behalf of its series listed in Appendix A, as amended from time to time (the “Fund”), a series of the Trust, and the Advisor of the Fund, RAMIUS TRADING STRATEGIES LLC (the “Advisor”).

WITNESSETH:

WHEREAS, the Advisor renders advice and services to the Fund pursuant to the terms and provisions of an Investment Advisory Agreement between the Trust and the Advisor dated September 13, 2011 (the “Investment Advisory Agreement”); and

WHEREAS, the Fund is responsible for, and has assumed the obligation for, payment of certain expenses pursuant to the Investment Advisory Agreement that have not been assumed by the Advisor; and

WHEREAS, the Advisor desires to limit the Fund’s Operating Expenses for the Expense Limitation Period (as each term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of each Fund) desires to allow the Advisor to implement those limits;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intended to be legally bound hereby, mutually agree as follows:

1.	Limit on Operating Expenses.

a.	The Advisor hereby agrees to limit the Fund’s current Operating Expenses with respect to each class of shares of the Fund (a “Class”) to an annual rate, expressed as a percentage of such Class’s average annual net assets, to the amounts listed in Appendix A (the “Annual Limits”) with respect to such Class. In the event that the current Operating Expenses for such a Class, as accrued each month, exceed such Class’s Annual Limit, the Advisor will pay to the Fund for the benefit of such Class, on a monthly basis, the excess expense within 30 days of being notified that an excess expense payment is due. Such payment may include waiving all or a portion of the Advisor’s investment advisory fee.

2.	Definitions. For purposes of this Agreement:

a.	The term “Operating Expenses” with respect to a Class is defined to include all expenses necessary or appropriate for the operation of the Fund with respect to such Class, including the Advisor’s investment advisory or management fee detailed in the Investment Advisory Agreement, any Rule 12b-1 fees and other expenses described in the Investment Advisory Agreement, but does not include any (i) expenses included in the “Subsidiary expenses, including Trading Entity expenses” line item set forth in the “Fees and Expenses of the Fund” table in the prospectus of the Fund, (ii) acquired fund fees and expenses, (iii) interest, (iv) taxes, (v) dividends on short positions, (vi) brokerage commissions, (vii) front-end or contingent deferred loads, (viii) expenses incurred in connection with any merger or reorganization and (ix) extraordinary expenses such as litigation expenses.

b.	The term “Expense Limitation Period” is defined as the period of time commencing on the date the initial Prospectus becomes effective under the Securities Act, through and including September 5, 2012, and each subsequent one (1) year period for which this Agreement automatically is renewed pursuant to Paragraph 4 hereof.
3.         Reimbursement of Fees and Expenses.  Any payments to the Fund by the Advisor pursuant to this Agreement are subject to reimbursement by the Fund to the Advisor, if so requested by the Advisor.  Such reimbursement may be requested from the Fund by the Advisor in the event that the then-current Operating Expenses for one or more Classes, as accrued each month, are less than such Class’ or Classes’ Annual Limit.  The Advisor may seek reimbursement in an amount up to the difference between such Annual Limit and such then-current Operating Expenses, but in no case will the reimbursement amount exceed the total amount of payments made by the Advisor pursuant to this Agreement nor will the reimbursement amount include any amounts previously reimbursed.  No reimbursement will cause the total Operating Expenses paid by the Fund in respect of a Class to exceed (i) the then-current Annual Limit for such Class, or (ii) if different, the annual limit for such Class in place at the time the Advisor made payments to the Fund or waived its investment advisory fees pursuant to this Agreement. No reimbursement may be paid prior to the Fund’s payment of then-current Operating Expenses.  The Advisor may seek reimbursement for payments made to the Fund pursuant to this Agreement for a period of three (3) years from the date of the payment.  Notwithstanding anything to the contrary herein, the provisions of this Paragraph 3 shall survive the termination of this Agreement, provided that the Investment Advisory Agreement has not been terminated.  In such event, the Annual Limits for purposes of this Paragraph 3 shall continue to be the amounts listed in Appendix A.

4.         Term.  This Agreement shall become effective on the date specified herein and shall remain in effect through the end of the Expense Limitation Period, and shall automatically renew for an additional one year period following the end of an Expense Limitation Period, unless sooner terminated as provided in Paragraph 5 of this Agreement.

5.         Termination.  This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Trust, on behalf of the Fund, upon sixty (60) days’ written notice to the Advisor.  This Agreement may be terminated by the Advisor, effective at the end of its then current term, without payment of any penalty upon at least sixty (60) days’ written notice prior to the end of any Expense Limitation Period.  This Agreement will automatically terminate, with respect to the Fund listed in Appendix A, if the Investment Advisory Agreement for that Fund is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination for that Fund.

6.         Assignment.  This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7.         Severability.  If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8.         Governing Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof, provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940 and the Investment Advisers Act of 1940, and any rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

INVESTMENT MANAGERS SERIES TRUST		RAMIUS TRADING STRATEGIES LLC

By:		By:
Print Name:	Rita Dam	Print Name:
Title:	Treasurer	Title:

Amended and Restated Appendix A to the
Operating Expenses Limitation Agreement between
Investment Managers Series Trust and Ramius Trading Strategies LLC

Fund	Share Class	Operating Expense Limit (% of Average Annual Daily Net Asset Value of Fund)
State Street/Ramius Managed Futures Strategy Fund	Class A	1.65%
State Street/Ramius Managed Futures Strategy Fund	Class C	1.85%

Amended and approved by the Board on December 16, 2014.

Agreed and accepted this 1st day of January, 2015.

INVESTMENT MANAGERS SERIES TRUST	RAMIUS TRADING STRATEGIES LLC

By:	By:
Print Name:	Print Name:
Title:	Title:

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